Exhibit 99.1

i-80 Gold Announces the Results of its 2024 Meeting of Shareholders

RENO, Nev., May 15, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the results of its 2024 annual and special meeting of shareholders (the "Meeting") held on May 14, 2024. At the Meeting, shareholders approved the setting of the number of directors of the Company at nine and all director nominees listed in the Company's management information circular dated April 11, 2024 were elected as directors of the Company on a vote held by ballot. The results of the ballot were as follows:

Director	Vote Type	Number of Votes	Percentage of Votes
Ron Clayton	For	80,512,833	94.167%
	Withheld	4,987,354	5.833%
John Begeman	For	70,585,543	82.556%
	Withheld	14,914,644	17.444%
Ewan Downie	For	80,379,208	94.011%
	Withheld	5,120,979	5.989%
John Seaman	For	82,685,039	96.707%
	Withheld	2,815,148	3.293%
Eva Bellissimo	For	81,703,281	95.559%
	Withheld	3,796,906	4.441%
Greg Smith	For	79,518,453	93.004%
	Withheld	5,981,734	6.996%
Arthur Einav	For	82,890,078	96.947%
	Withheld	2,610,109	3.053%
Christina McCarthy	For	79,520,943	93.007%
	Withheld	5,979,244	6.993%
Cassandra Joseph	For	83,241,982	97.359%
	Withheld	2,258,205	2.641%

Shareholders also approved the reappointment of Grant Thornton LLP (USA), Chartered Professional Accountants as the Company's auditors and authorized the directors of the Company to fix their remuneration. In addition, shareholders approved all unallocated awards and other entitlements under the omnibus share incentive plan of the Company. The resolution was approved by shareholders on a vote by ballot with 66,111,435 shares voted in favour of the resolution and 19,388,749 shares voted against the resolution.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

The Governance and Nominating Committee has commenced a process to identify potential successors for the CEO as part of the Board's succession planning process.

www.i80gold.com

This Press Release contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, mineral resource and mineral reserve estimates and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in i-80's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. i-80 disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP, Business & Corporate Development, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 15-MAY-24